Exhibit 99.1

Battle Mountain Gold Inc.
News Release July 27, 2016
Page 1

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July 27th, 2016

BATTLE MOUNTAIN GOLD INC. ANNOUNCES GEOPHYSICAL RESULTS FROM THE LEWIS GOLD-SILVER PROJECT IN NEVADA AND INCREASES ITS PLANNED DRILLING PROGRAM TO MORE THAN 5,000 METERS

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce recent exploration activities and plans for future work in the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada.

Highlights:

  Processing and imaging completed for recently conducted helicopter-borne magnetic and radiometric survey and ground-based gravity survey over the Lewis claim group and surrounding areas.

  High-grade, gold-silver drill targets localized by the intersection of steeply-dipping faults and fracture zones with reactive stratigraphic units at depth.

  The planned diamond-core drill program is now expanded to include twelve holes for a total of more than 5000 m over the Virgin, Buena Vista and Meagher target zones, commencing in mid- August.

  Diamond drill contractor selected and permitting process underway.

  The multi-element, geochemical grid-sampling of soils in the southwestern part of the project area is planned, to better delineate the surface expression of gold-silver-bearing fault zones and potential drill targets at depth.

  Revised corporate presentation and new geophysical report uploaded to Company web-site.

Further Information:

A helicopter-borne magnetic / radiometric survey and ground-based gravity survey were completed recently over the claim area. The data from these surveys have now been processed and integrated with

Battle Mountain Gold Inc.
News Release July 27, 2016

geology and mineralization, as presented in this press-release (Figures 1 to 6) and included in a new geophysical report now posted on the corporate web-site. The Company has resumed re-logging of reverse circulation drill-chips previously collected by Madison Minerals Inc. from 2003 to 2008 in the Virgin zone and continues geological surface mapping in northeastern part of project area (Figure 1). The multi-element, geochemical soil-grid sampling of the southwestern portion of the claim area is planned to further delineate the surface expression of gold-bearing fault zones. Surface mapping and geochemical sampling, three-dimensional geological modeling, and imaging of TITAN – MT electrical results and recently acquired gravity, magnetic and radiometric data have established potentially high-grade gold-silver targets, set out in the accompanying Figures 3 to 6. The diamond drill program to test these targets will commence in mid-August.

At least eight mineralized zones were previously recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista, Meagher, White-Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin; 1,300 m for Buena Vista; 650 m for Meagher; 900 m for White-Shiloh; and 1,700 m for Trinity 1. Recent geochemical sampling of these zones and new areas of mineralization indicate rock-chip results of up to 99.9 g/t Au, 5600 g/t Ag, 11.8% Pb and 6.2% Zn. The locations, descriptions and assay results for the rock-chip data are included in previous press-releases and a spread-sheet on the Company’s web-site under Investor Info/Presentations/Lewis Property Rock-chip Database.

A helicopter-borne magnetic and radiometric survey was flown over the project environs by Precision Geosurveys during June. The survey covered about 110 km2 for a total of 1270 line-km, consisting of east-west oriented flight-lines spaced 100 m apart and north-south tie-lines spaced every 1000 m. The survey was flown at a nearly constant height of 25 meters above the ground. The magnetic results indicate zones of high magnetic intensity over known intrusions (Figure 2). In addition, these results delineate two major east-northeasterly-trending lineaments that coincide locally with the distribution of variably clay-pyrite-altered, Tertiary dikes and fracture zones. These dikes and fracture zones are associated with gold-silver mineralization in the southern part of the Lewis claim group and in the northern portion of the Fortitude deposit (Figures 2 and 4). One of the magnetic lineaments intersects, and changes trend across, the Buena Vista fault zone. This magnetic-structural intersection lies adjacent to the convergence zone of the Buena Vista, Meagher, Silver and Theodore fault zones, which our diamond drilling program will test (Figures 3 to 6). The processed images of the radiometric results show a good spatial coincidence between gold-silver bearing fault zones and radiometric gradients (e.g., Buena Vista and Theodore fault zones in Figure 5). This is consistent with the fault juxtaposition of host-rock units that contain varying abundances of radiometric potassium, thorium and uranium.

A ground-based gravity survey was completed over the 22.25 km2 Lewis project area in late May by Magee Geophysical Services for a total of 289 stations. Processing and imaging of the results indicate that some of the major gold-silver-bearing fault zones coincide with gravity gradients (e.g., Buena Vista fault zone in Figures 2 and 6). This is due to the fault juxtaposition of rock units characterized by contrasting density (specific gravity). Many of the gradients expressed by the gravity results coincide with gradients observed in the magnetic- and radiometric-results and mapped faults. The spatial coincidence

[1] Descriptions of the mineralized zones and tables of drill-hole assay results can be found in a 43-101 report dated March 2014 titled AMENDED AND RESTATED SUMMARY REPORT 2007-2008 CORE AND REVERSE CIRCULATION DRILLING PROGRAM, F.W. LEWIS PROPERTY, BATTLE MOUNTAIN MINING DISTRICT, LANDER COUNTY, NEVADA, USA, (the “2014 43-101 Report”) filed on SEDAR under the Company’s profile and also on the Company’s website under Investor Info/Articles, Agreements and Reports.

Battle Mountain Gold Inc.
News Release July 27, 2016

of geophysical gradients with known gold-silver-bearing fault zones will assist the Company in targeting large and potentially well-mineralized structure for future exploration and drilling.

The most compelling exploration targets delineated to date lie in the Virgin, Buena Vista and Meagher-Silver area. These targets will be tested by a twelve-hole diamond drill-program exceeding 5,000 meters and scheduled to start in mid-August (Figures 3 to 6). A drilling contractor has been selected and the permitting process is underway. These high-grade gold-silver targets are localized by the intersection of steeply-dipping faults and fracture zones with reactive stratigraphic units at depth. Many of the planned drill-holes will also test geophysical gradients and anomalies. Attractive targets also exist in the Galena, White-Shiloh and Trinity systems, which are intended for drill-testing in 2017. Any additional targets generated by the recently completed geophysical programs and future soil-grid work will be advanced to the drill-stage through surface mapping and geochemical sampling.

Plans are for the grid-soil sampling of portions of the southwestern part of the claim area (Figure 1), as described in a previous press-release (June 21st, 2016). The purpose of the survey is to further delineate the surface expression of gold-bearing fault zones using a multi-element geochemical approach. For example, previous drilling by Barrick Gold (1987) in this area indicates 16.7 m at 5.86 g/t Au and 0.2% Cu from 775.7 m in FWL-30 1, hosted by skarn in the Antler Limestone that lies beneath the Golconda Thrust (Figure 1). Previous work by the Company indicates that gold-silver-bearing target zones, contained within reactive host rocks beneath the Golconda Thrust, are typically expressed by multi-element anomalies in the Havallah / Pumpernickle Formation at surface. These surface anomalies are characterized by elevated arsenic, bismuth, low-level gold and silver, and other pathfinder elements. The grid soil-survey will cover portions of the 4 km2 area of interest and commence soon.

The Lewis property consists of a 2,225 hectare (5,500 acre) land position directly north of Newmont’s Fortitude open-pit mine. Metals production in calendar 2015 from the Fortitude-Phoenix operation includes 205,000 ounces of gold, 46 million pounds of copper and by-product silver, and at December 31, 2015 reported reserves were 5.1 million ounces of gold, 1750 million pounds of copper and by-product silver, as indicated on page 30 of Newmont’s 2015 Annual Report2. The Lewis property consists of seven patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals occurred along several northerly-trending lodes in the claim group.

The Company commenced its recent exploration of the Lewis property in late June, 2014. The field-work completed to date consists of detailed geological surface mapping (1:2,000-scale), geochemical rock- and soil-sampling, and re-logging of diamond-core and RC-chips from drill-holes completed by Madison Minerals Inc. from 2003 to 2008. The emphasis during this work has been on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine of Newmont, located directly to the south. The six figures referred to in this press-release are also posted on the Company website (www.battlemtngold.com), in addition to a new corporate presentation, dated July 25th, 2016, and a separate report that describes the results of the processing of the recently acquired geophysical data.

[2] This information about Newmont’s Fortitude mine is drawn from Newmont’s publicly disclosed sources cited. Newmont’s Fortitude mine is discussed in Section 15.1 of Battle Mountain’s 2014 43-101 Report, which includes the statement, “The geologic information from the adjacent Phoenix [Fortitude] Mine deposits and the comparison with the adjoining Lewis property is in no way indicative that a mineral deposit of similar size or grade does occur or will be found on the Lewis property”.

Battle Mountain Gold Inc.
News Release July 27, 2016

Chet Idziszek, President of Battle Mountain Gold Inc., comments:

“The recently completed geophysics correlates well with project geology and known high-grade gold mineralization, and outlines the potential for new drill targets, all of which are the focus of the Company’s initial drill program scheduled for a mid-August start-up.”

Qualified Person

Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this press-release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements on the page following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope and timing of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions, our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Battle Mountain Gold Inc.
News Release July 27, 2016

Battle Mountain Gold Inc.

Prospect Locations and Geology

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Nevada, USA
Location Map
1,600,000 survey ftE
1,610,000 survey ftE
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
Recent mapping and sampling
Newmont
Antler Peak
T 32 N
T 31 N
Sb King
Newmont
Circle Peak
White & Shiloh
Cow Canyon
Hider
Apex
Galena
Central Virgie
Trinity
Planned grid soil survey
Buena Vista South
Virgin
Meager
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Southwest Peak
FWL-30
Filippini

Geological Explanation

Tag	Altered Granodiorite	Pap	Antler Peak Formation
Pj	Jory Member of the Havallah Fm	Pb	Battle Formation
Pp	Pumpernickle Formation	Ch	Harmony Formation
Pem	Edna Mountain Formation	Dsc	Scott Canyon Formation

Symbols

- Contact
- Thrust fault
- Fault
- Anticline, showing crestline
- Syncline, showing crestline
- U.S. public lands survey grid (Township and Range)
- Mineralized zone
- Mine, open pit
- Ore body
- Claim boundary

5500 acres (2225 ha or 22.25 km^2),
7 patented claims and 360 unpatented claims

N
1500m

Drill-ready (> 5000 m)

Collar location of FWL-30 (see text for Au-Cu results)

Figure 1

Battle Mountain Gold Inc.
News Release July 27, 2016

Lewis Property Geophysics

Ground gravity, airborne magnetics and faults

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Gravity (Wright Geophysics; density of 2.55 g / cm³)
Magnetics (Fathom Geophysics)
Trinity
BV
Virgin
Meagher
Fortitude Pit
N
1.5 km
Normal fault
Intrusion
BV Buena Vista fault
Magnetic lineament

Figure 2: Bouguer gravity and horizontal gradient magnitude – reduced to the pole magnetic images. The colors indicate gravity and magnetic values from low (purple or blue) to high (red or magenta).

Battle Mountain Gold Inc.
News Release July 27, 2016

Battle Mountain Gold Inc.

Southern Lewis Property

Drill plan and major fault systems at surface

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Buena Vista
Virgin
Theodore
Meagher
Silver
Copper Canyon
BMG
NMC
Fortitude Pit
N
450 m

Figure 3: Location of planned diamond drill-holes (black traces) and fault surface traces (blue lines). A total of twelve easterly-inclined holes are planned for more than 5000 m.

Battle Mountain Gold Inc.
News Release July 27, 2016

Battle Mountain Gold Inc.

Southern Lewis Property

Drill plan, faults and airborne magnetics

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Buena Vista
Virgin
Magnetic lineament
(inferred Tertiary dike trace)
Theodore
Post-mineral tuff
(magnetic)
Meagher
Silver
BMG
NMC
Copper Canyon
Fortitude Pit
HGM – RTP Magnetics
(Fathom Geophysics)
N
450 m

Figure 4: Planned diamond drill-holes (black traces) and fault surface traces (blue lines), shown on the horizontal gradient magnitude of the reduced to the pole magnetics from the airborne survey completed in June, 2016. For a broader context, refer to Figure 2 and geophysical images on the corporate web-site.

Battle Mountain Gold Inc.
News Release July 27, 2016

Battle Mountain Gold Inc.
Southern Lewis Property
Drill plan, faults and airborne radiometric gradients
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Virgin
Buena Vista
Magnetic lineament
(inferred Tertiary dike trace)
Theodore
Meagher
Silver
BMG
NMC
Copper Canyon
Fortitude Pit
Total Count (K + Th + U) Gradients
(Fathom Geophysics)
N
450 m

Figure 5: Location of planned diamond drill-holes (black traces) and fault surface traces (blue lines), shown with major gradients determined from the airborne radiometric survey completed in June, 2016.

Battle Mountain Gold Inc.
News Release July 27, 2016

Southern Lewis Property

Drill plan, faults and ground gravity gradients

Battle Mountain Gold Inc.

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Buena Vista
Virgin
Magnetic lineament
(inferred Tertiary dike trace)
Theodore
Meagher
Silver
Copper Canyon
BMG
NMC
Fortitude Pit
Gravity Gradients
(Fathom Geophysics)
N
450 m

Figure 6: Location of planned diamond drill-holes (black traces) and fault surface traces (blue lines), shown with the major gradients determined from the ground gravity survey completed in late May,2016.